UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

TO

ANNUAL REPORT

OF

REPUBLIC OF INDONESIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Chief Representative of Bank Indonesia New York

Bank Indonesia New York

25/F, 200 Vesey Street, New York, New York, 10285

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Felipe Duque, Esq.

Allen & Overy (Asia) Pte Ltd

c/o 50 Collyer Quay

#09-01 OUE Bayfront

Singapore 049321

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Indonesia’s Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibit:

Exhibit 99.E: Recent Developments

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Indonesia has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Indonesia on the 7th day of January, 2020.

REPUBLIC OF INDONESIA

acting for and on behalf of the Minister of Finance

By	/s/ Luky Alfirman
Luky Alfirman
Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

EXHIBIT INDEX

Exhibit	Description

99.E:	Recent Developments

4